Exhibit k(2)

FORM OF SUB-ADMINISTRATION AGREEMENT

THIS SUB-AGREEMENT (the “Agreement”) is made as of __________, 2016, between Medley Capital LLC, a Delaware limited liability company, which serves as the administrator (the “Administrator”) of Sierra Total Return Fund, a Delaware statutory trust (the “Fund”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end management investment company that is operated as an interval fund, currently consisting of a single portfolio listed in Appendix A (the “Portfolio”);

WHEREAS, the Administrator is responsible for managing the Fund’s business affairs and providing certain clerical, bookkeeping and other administrative services pursuant to that certain Administration Agreement dated [ ], 2016 by and between the Fund and the Administrator (the “Administration Agreement”);

WHEREAS, pursuant to the Administration Agreement, the Administrator is authorized to enter into one or more sub-administration agreements with other service providers (each a “Sub-Administrator”) pursuant to which the Administrator may obtain the services of the service providers in fulfilling its responsibilities to the Fund;

WHEREAS, ALPS provides certain administrative, bookkeeping and pricing services to investment companies; and

WHEREAS, the Administrator desires to appoint ALPS to perform certain administrative, bookkeeping and pricing services for the Fund, and ALPS has indicated its willingness to so act, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows.

1.	ALPS Appointment and Duties.

(a)	The Administrator hereby appoints ALPS to provide the administrative, bookkeeping and pricing services set forth in Appendix B hereto, as amended from time to time, upon the terms and conditions hereinafter set forth. ALPS hereby accepts such appointment and agrees to furnish such specified services. ALPS shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent the Fund or the Administrator in any way or otherwise be deemed an agent of the Fund or the Administrator.

(b)	ALPS may employ or associate itself with a person or persons or organizations as ALPS believes to be desirable in the performance of its duties hereunder provided that, in such event, the compensation of such person or persons or organizations shall be paid by and be the sole responsibility of ALPS, and neither the Fund nor the Administrator shall bear any cost or obligation with respect thereto; and provided further that ALPS shall not be relieved of any of its obligations under this Agreement in such event and shall be responsible for all acts of any such person or persons or organizations taken in furtherance of this Agreement to the same extent it would be for its own acts.

2.	ALPS Compensation; Expenses.

(a)	In consideration for the services to be performed hereunder by ALPS, the Fund shall pay ALPS the fees listed in Appendix C hereto. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund originally provided to ALPS. During each year of the Initial Term (as defined in Section 15(a) of this Agreement), unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the fee that would be charged for the same services would be the base fee rate (as reflected in Appendix C) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

(b)	ALPS will bear all expenses in connection with the performance of its services under this Agreement, except as otherwise provided herein. ALPS will not bear any of the costs of Fund personnel. Other Fund expenses incurred shall be borne by the Fund or the Fund’s investment adviser, including, but not limited to, initial organization and offering expenses; litigation expenses; taxes; costs of preferred shares; expenses of conducting repurchase offers for the purpose of repurchasing Fund shares; transfer agency and custodial expenses; interest; Fund directors’ fees; brokerage fees and commissions; state and federal registration fees; advisory fees; insurance premiums; fidelity bond premiums; Fund and investment advisory related legal expenses; costs of maintenance of Fund existence; printing and delivery of materials in connection with meetings of the Fund’s trustees; printing and mailing of shareholder reports, prospectuses, statements of additional information other offering documents, supplements, proxy materials and other communications to shareholders; securities pricing data and expenses in connection with electronic filings with the U.S. Securities and Exchange Commission (the “SEC”).

3.	Right to Receive Advice.

(a)	Advice of the Fund and Service Providers. If ALPS is in doubt as to any action it should or should not take, ALPS may request directions, advice or instructions from the Fund or, as applicable, the Administrator or the Fund’s investment adviser, custodian or other service providers.

(b)	Advice of Counsel. If ALPS is in doubt as to any question of law pertaining to any action it should or should not take, ALPS may request advice from counsel of its own choosing (who may be counsel for the Fund, subject to receiving prior approval of the Administrator, the Administrator, the Fund’s investment adviser or ALPS, at the option of ALPS).

(c)	Conflicting Advice. In the event of a conflict between directions, advice or instructions ALPS receives from the Fund or any service provider and the advice ALPS receives from counsel, ALPS may in its sole discretion rely upon and follow the advice of counsel. ALPS will provide the Fund with prior written notice of its intent to follow advice of counsel that is materially inconsistent with directions, advice or instructions from the Fund. Upon request, ALPS will provide the Fund with a copy of such advice of counsel.

4.	Standard of Care; Limitation of Liability; Indemnification.

(a)	ALPS shall be obligated to act in good faith and to exercise commercially reasonable care and diligence in the performance of its duties under this Agreement.

(b)	In the absence of willful misfeasance, bad faith, negligence or reckless disregard by ALPS in the performance of its duties, obligations or responsibilities set forth in this Agreement, ALPS and its affiliates, including their respective officers, directors, agents and employees, shall not be liable for, and the Fund agrees to indemnify, defend and hold harmless such persons from, all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from the following:

(i)	the inaccuracy of factual information furnished to ALPS by the Fund or the Fund’s investment adviser, custodian or other service providers;

(ii)	any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates;

(iii)	any wrongful act of the Fund or any of its employees;

(iv)	losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation, acts of God, action or inaction of civil or military authority, war, terrorism, riot, fire, flood, sabotage, labor disputes, elements of nature or non-performance by a third party;

(v)	ALPS’ reliance on any properly received instruction, direction, notice, instrument or other information that ALPS reasonably believes to be genuine;

(vi)	loss of data or service interruptions caused by equipment failure; or

(vii)	any other action or omission to act which ALPS takes in connection with the provision of services to the Fund.

(c)	ALPS shall indemnify and hold harmless the Fund, the Administrator, the Fund’s investment adviser and their respective officers, directors, agents, and employees from and against any and all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from ALPS’ willful misfeasance, bad faith, negligence or reckless disregard in the performance of its duties, obligations or responsibilities set forth in this Agreement.

(d)	Notwithstanding anything in this Agreement to the contrary, neither party shall be liable under this Agreement to the other party hereto for any punitive, consequential, special or indirect losses or damages. Any indemnification payable by a party to this Agreement shall be net of insurance maintained by the indemnified party as of the time the claim giving rise to indemnity hereunder is alleged to have arisen to the extent it covers such claim.

5.	Activities of ALPS. The services of ALPS under this Agreement are not to be deemed exclusive, and ALPS shall be free to render similar services to others. The Administrator recognizes that from time to time directors, officers and employees of ALPS may serve as directors, officers and employees of other corporations or businesses (including other investment companies) and that such other corporations and businesses may include ALPS as part of their name and that ALPS or its affiliates may enter into administrative, bookkeeping, pricing agreements or other agreements with such other corporations and businesses.

6.	Accounts and Records. The accounts and records maintained by ALPS shall be the property of the Fund. ALPS shall prepare, maintain and preserve such accounts and records as required by the 1940 Act and other applicable securities laws, rules and regulations. ALPS shall surrender such accounts and records to the Fund, in the form in which such accounts and records have been maintained or preserved, promptly upon receipt of instructions from the Fund. The Fund shall have access to such accounts and records at all times during ALPS’ normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by ALPS to the Fund at the Fund’s expense. ALPS shall assist the Fund and/or the Administrator, the Fund’s independent auditors, or, upon approval of the Fund or the Administrator, any regulatory body, in any requested review of the Fund’s accounts and records and reports by ALPS or its independent accountants concerning its accounting system and internal auditing controls will be open to such entities for audit or inspection upon reasonable request.

7.	Confidential and Proprietary Information. ALPS agrees that it will, on behalf of itself and its officers and employees, treat all transactions contemplated by this Agreement, and all records and information relative to the Fund or the Administrator and its current and former shareholders and other information germane thereto, as confidential and as proprietary information of the Fund and not to use, sell, transfer or divulge such information or records to any person for any purpose other than performance of its duties hereunder, except after prior notification to and approval in writing from the Fund or the Administrator. Approval may not be withheld where ALPS may be exposed to civil, regulatory, or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when requested by the Fund. When requested to divulge such information by duly constituted authorities, ALPS shall use reasonable commercial efforts to request confidential treatment of such information. ALPS shall have in place and maintain physical, electronic, and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to the Fund and its current and former shareholders.

8.	Compliance with Rules and Regulations. ALPS shall comply (and to the extent ALPS takes or is required to take action on behalf of the Administrator or the Fund hereunder shall cause the Administrator and/or Fund to comply) with all applicable requirements of the 1940 Act and other applicable laws, rules, regulations, orders and code of ethics, as well as all investment restrictions, policies and procedures adopted by the Administrator or Fund of which ALPS has knowledge (it being understood that ALPS is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to ALPS). Except as set out in this Agreement, ALPS assumes no responsibility for such compliance by the Administrator or the Fund. ALPS shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the services provided, and shall provide to the Fund a certification to such effect no less than annually or as otherwise reasonably requested by the Administrator or the Fund. ALPS shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.

Portfolio compliance with: (i) the investment objective and certain policies and restrictions as disclosed in the Fund’s prospectus(es) and statement(s) of additional information, as applicable; and (ii) certain SEC rules and regulations (collectively, “Portfolio Compliance”) is required daily and is the responsibility of the Fund’s investment adviser or sub-advisor, as applicable. ALPS will perform Portfolio Compliance testing (post-trade, daily on a T+2 basis) to test the Fund’s Portfolio Compliance (the “Portfolio Compliance Testing”).

The frequency and nature of the Portfolio Compliance Testing and the methodology and process in accordance with which the Portfolio Compliance Testing are conducted, are mutually agreed to between ALPS and the Fund. ALPS will report violations, if any, to the Fund and the Fund’s Chief Compliance Officer as promptly as practicable following discovery.

ALPS independently tests Portfolio Compliance based upon information contained in the source reports received by ALPS’ fund accounting department and supplemental data from certain third-party sources. As such, Portfolio Compliance Testing performed by ALPS is limited by the information contained in the fund accounting source reports and supplemental data from third-party sources. The Administrator agrees and acknowledges that ALPS’ performance of the Portfolio Compliance Testing shall not relieve the Fund or the Administrator of their primary day-to-day responsibility for assuring such Portfolio Compliance, including on a pre-trade basis, and ALPS shall not be held liable for any act or omission of the Administrator or the Fund’s investment adviser or sub-advisor, as applicable, with respect to Portfolio Compliance.

9.	Representations and Warranties of ALPS. ALPS represents and warrants to the Administrator and the Fund that:

(a)	It is duly organized and existing as a corporation and in good standing under the laws of the State of Colorado.

(b)	It is empowered under applicable laws and by its Articles of Incorporation and By-laws to enter into and perform this Agreement.

(c)	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(d)	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

10.	Representations and Warranties of the Administrator. The Administrator represents and warrants to ALPS that:

(a)	It is a limited liability company duly organized and existing and in good standing under the laws of the State of Delaware.

(b)	The Fund is a trust duly organized and existing and in good standing under the laws of the State of Delaware and is registered with the SEC as a closed-end management investment company that is operated as an interval fund.

(b)	The Fund is empowered under applicable laws and by its Agreement and Declaration of Trust and Bylaws to enter into and perform the Administration Agreement, which in turn empowers the Administrator to enter into and perform this Agreement.

(c)	The Board of Managers of the Administrator has duly authorized it to enter into and perform this Agreement.

(d)	Notwithstanding anything in this Agreement to the contrary, the Administrator agrees not to make any modifications to the Fund’s registration statement or adopt any policies which would affect materially the obligations or responsibilities of ALPS hereunder without the prior written approval of ALPS, which approval shall not be unreasonably withheld or delayed.

(e)	Administrator hereby represents and warrants to ALPS that (a) the execution, delivery and performance of this Agreement by the Administrator does not breach, violate or cause a default under any agreement, contract or instrument to which the Administrator or the Fund is a party or any judgment, order or decree to which the Administrator or the Fund is subject; (b) the execution, delivery and performance of this Agreement by Administrator has been duly authorized and approved by all necessary action; and (c) upon the execution and delivery of this Agreement by ALPS and the Administrator, this Agreement will be a valid and binding obligation of the Administrator.

11.	Documents. The Administrator has furnished or will furnish, upon request, ALPS with copies of the Fund’s Agreement and Declaration of Trust, ByLaws, advisory and sub-advisory agreements, custodian agreement, transfer agency agreement, Administration Agreement (to the extent applicable), current prospectus, statement of additional information, periodic Fund reports and all forms relating to any plan, program or service offered by the Fund. The Administrator shall furnish, within a reasonable time period, to ALPS a copy of any amendment or supplement to any of the above-mentioned documents. Upon request, the Administrator shall furnish promptly to ALPS any additional documents necessary or advisable to perform its functions hereunder. As used in this Agreement the terms “registration statement,” “prospectus” and “statement of additional information” shall mean any registration statement, prospectus and statement of additional information filed by the Fund with the SEC and any amendments and supplements thereto that are filed with the SEC.

12.	Consultation Between the Parties. ALPS and the Administrator shall regularly consult with each other regarding ALPS’ performance of its obligations under this Agreement. In connection therewith, the Administrator shall submit to ALPS at a reasonable time in advance of filing with the SEC reasonably final copies of any amended or supplemented registration statement (including exhibits) under the Securities Act of 1933, as amended, and the 1940 Act; provided, however, that nothing contained in this Agreement shall in any way limit the Fund’s right to file at any time such amendments to any registration statement and/or supplements to any prospectus or statement of additional information, of whatever character, as the Administrator or the Fund may deem advisable, such right being in all respects absolute and unconditional.

13.	Liaison with Accountants. ALPS shall act as a liaison with the Fund’s independent public accountants and shall provide account analysis, fiscal year summaries, and other audit-related schedules with respect to the services provided to the Fund. ALPS shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants as reasonably requested or required by the Administrator or the Fund.

14.	Business Interruption Plan. ALPS shall maintain in effect a business interruption plan, and enter into any agreements necessary with appropriate parties making reasonable provisions for emergency use of electronic data processing equipment customary in the industry. In the event of equipment failures, ALPS shall, at no additional expense to the Fund, take commercially reasonable steps to minimize service interruptions.

15.	Duration and Termination of this Agreement.

(a)	Initial Term. This Agreement shall become effective as of the date first written above (the “Start Date”) and shall continue thereafter throughout the period that ends three (3) years after the Start Date (the “Initial Term”). Until the end of the Initial Term, this Agreement may be terminated without penalty only by agreement of the parties or for cause pursuant to Section 15(c) hereof.

(b)	Renewal Term. If not sooner terminated, this Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive annual periods until terminated by either party upon not less than sixty (60) days’ written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 15(c) hereof.

(c)	Transition Period. If this Agreement is not renewed subject to Section 15(b) hereof or is otherwise terminated for any reason, ALPS and the Administrator shall work together to ensure that the duties of ALPS as contemplated hereunder are transitioned to new service providers as identified by the Administrator in a seamless and professional manner so as to ensure the operational continuity of the Fund. To that end, in addition to the sixty (60) days notice period specified above in Section 15(b), the Administrator shall have the option of extending such notice period for up to two (2) additional thirty (30) days periods (each, an “Additional Period”) in order to accommodate the transition of the services contemplated hereunder to new service providers. In order to exercise an Additional Period, the Administrator shall provide ALPS with written notice prior to the expiration of the notice period specified in Section 15(b) or the expiration of an Additional Period, as the case may be. The cost of the services provided by ALPS during an Additional Period shall be the same as was charged by ALPS immediately prior to the written notice specified in Section 15(b); however, ALPS may assess applicable deconversion fees pursuant to Section 15(f) of this Agreement.

(d)	Cause. Notwithstanding anything to the contrary elsewhere in this Agreement, the Administrator or the Fund may terminate this Agreement for cause immediately at any time, without penalty, without default and without the payment of any or other liquidated damages. For purposes of this Section 15, “cause” shall mean:

(i)	willful misfeasance, bad faith, negligence or reckless disregard on the part of ALPS in the performance of its duties, obligations and responsibilities set forth in this Agreement;

(ii)	in the event ALPS is no longer permitted to perform its duties, obligations, or responsibilities hereunder pursuant to applicable law, or regulatory, administrative or judicial proceedings against ALPS which result in a determination that ALPS has violated, or has caused the Administrator or the Fund to violate, in any material respect any applicable law, rule, regulation, order or code of ethics, or any material investment restriction, policy or procedure adopted by the Administrator or the Fund of which ALPS had knowledge (it being understood that ALPS is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to ALPS); or

(iii)	financial difficulties on the part of ALPS which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time in effect, or any applicable law other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

(e)	Deliveries Upon Termination. Upon termination of this Agreement, ALPS agrees to cooperate in the orderly transfer of administrative duties and shall deliver to the Administrator or as otherwise directed by the Administrator (at the expense of the Fund) all records and other documents made or accumulated in the performance of its duties for the Fund hereunder. In the event ALPS gives notice of termination under this Agreement, it will continue to provide the services contemplated hereunder after such termination at the contractual rate for up to 120 days, provided that the Fund uses all reasonable commercial efforts to appoint such replacement on a timely basis.

(f)	Fees and Expenses Upon Termination. Should either party exercise its right to terminate, all reasonable out-of-pocket expenses or costs associated with the movement of records and material will be borne by the Fund. Additionally, ALPS reserves the right to charge a reasonable fee for its de-conversion services.

16.	Assignment. This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and permitted assigns; provided, however, that this Agreement shall not be assignable by the Administrator without the prior written consent of ALPS, or by ALPS without the prior written consent of the Administrator.

17.	Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New York and the 1940 Act and the rules thereunder. To the extent that the laws of the State of New York conflict with the 1940 Act or such rules, the latter shall control.

18.	Names. The obligations of the Administrator entered into in the name or on behalf of the Administrator or the Fund, by any director, shareholder, representative, or agent thereof, are made not individually, but in such capacities, and are not binding upon any of the directors, shareholders, representatives or agents of the Administrator or the Fund personally, but bind only the property of the Administrator or the Fund, as applicable, and all persons dealing with the Administrator or the Fund must look solely to the property of the Administrator or the Fund for the enforcement of any claims against the Administrator or the Fund, as applicable.

19.	Amendments to this Agreement. This Agreement may only be amended by the parties in writing.

20.	Notices. All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

Attn: General Counsel

Fax: (303) 623-7850

To the Administrator:

Sierra Total Return Fund

                                                                Attn: General Counsel

                                                                          c/o Medley Capital, LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

Fax: (212) 759-0091

21.	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

22.	Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the subject matter hereof; provided, however, that ALPS may embody in one or more separate documents its agreement, if any, with respect to delegated duties and oral instructions.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MEDLEY CAPITAL LLC

By:
Name:	Richard T. Allorto, Jr.
Title:	Chief Financial Officer

ALPS FUND SERVICES, INC.

By:
Name:	Jeremy O. May
Title:	President

APPENDIX A

LIST OF PORTFOLIO(S)

Sierra Total Return Fund

APPENDIX B

SERVICES

Fund Administration

•	Prepare annual and semi-annual financial statements Utilizing templates for standard layout and printing

•	Prepare Forms N-SAR, N-CSR and N-Q

•	Host annual audits

•	Calculate monthly SEC standardized total return performance figures

•	Prepare required reports for quarterly Board meetings

•	Monitor expense ratios

•	Maintain budget vs. actual expenses

•	Manage fund invoice approval and bill payment process

•	Assist with placement of Fidelity Bond and E&O insurance

•	Coordinate reporting to outside agencies including Morningstar, etc.

Fund Accounting

•	Calculate daily NAVs

•	Transmit daily NAVs to NASDAQ, Transfer Agent and other third parties

•	Compute yields, expense ratios, portfolio turnover rates, etc.

•	Reconcile cash and investment balances with the Custodian

•	Support preparation of financial statements

•	Prepare and maintain required Fund Accounting records in accordance with the 1940 Act

•	Obtain security valuations from appropriate sources consistent with the Fund’s pricing and valuation policies

Legal Administration

•	Coordinate annual and periodic updates to prospectus and statement of additional information

•	Coordinate standard layout and printing of Prospectus

•	File Forms N-SAR, N-CSR, N-Q and N-PX

•	Coordinate EDGARization and filing of SEC documents

•	Prepare, compile and distribute board materials

•	Attend board meetings and prepare minutes

•	Coordinate the preparation and filing of annual repurchase offer

Compliance Administration

•	Daily prospectus & SAI, SEC investment restriction monitoring

•	Warning/Alert notification with supporting documentation

•	Client access to automated compliance testing platform

•	Monthly comprehensive compliance summary reporting

•	Section 18 derivative exposure and asset coverage reporting

•	Quarterly compliance testing certification provided to Board of Trustees

Tax Administration

•	Calculate dividend and capital gain distribution rates

•	Prepare ROCSOP and required tax designations for Annual Report

o	Prepare and coordinate filing of income and excise tax returns Audit firm to sign all returns as paid preparer

o	Calculate/monitor book-to-tax differences

o	Provide quarterly Subchapter M compliance monitoring and reporting

o	Provide tax re-allocation data for shareholder 1099 reporting

APPENDIX C

COMPENSATION

In consideration of the Services provided by ALPS under this Agreement, the Fund shall pay the following:

GREATER OF $215,000* annual minimum in Year 1 or the following basis point fee schedule:

GREATER OF $265,000* annual minimum in Year 2 and forward or the following basis point fee schedule:

Annual Net Assets:	Basis Points:
Between $0 - $250M	8.0
$251M - $500M	6.0
$501M - $1B	4.0
Above $1B	3.0

* Such fees are subject to an annual cost of living adjustment.

Out-of-Pocket Expenses:

All out-of-pocket expenses are passed through to the Fund at cost, including but not limited to: Bloomberg fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 16 control review reports, printing, filing and mailing fees, and, subject to approval by Medley, travel expenses to Board meetings and on-site reviews, customized programming/enhancements and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under its Agreement with the Funds.

Late Charges:

All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.